Expedia, Inc.

3150 139th Avenue S.E.
Bellevue, WA 98005
Telephone: (425) 679-7200

December 21, 2006

Burke F. Norton
Executive Vice President,
General Counsel & Secretary

To Our Warrant and Series A Cumulative Convertible Preferred Stock Holders:

As described in the enclosed materials, Expedia, Inc. (“Expedia”) is offering to purchase from its stockholders up to 30,000,000 shares of its common stock, par value $.001 per share, or such lesser number of shares as are properly tendered, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the tender offer). On the terms and subject to the conditions of the tender offer, we will determine the single per share price, not greater than $22.00 nor less than $18.50 per share, net to the stockholder in cash. Expedia will select the lowest purchase price that will allow it to purchase 30,000,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not withdrawn. All shares acquired in the tender offer will be acquired at the same purchase price regardless of whether the stockholder tendered at a lower price.

No securities may be tendered into the tender offer other than shares of Expedia common stock. If you hold exercisable warrants for common stock (“warrants”), you may exercise such warrants in accordance with the terms of the applicable agreements governing your warrants and tender the shares received upon exercise in accordance with the tender offer. If you hold Expedia Series A Cumulative Convertible Preferred Stock (“preferred stock”), you may convert such preferred stock into Expedia common stock in accordance with the rights and preferences governing the preferred stock and tender the shares you receive in accordance with the tender offer. If you do not wish to participate in the tender offer, you do not need to take any action.

We explain the terms and conditions of the tender offer in detail in the enclosed materials. We encourage you to read carefully these materials, the agreements governing your warrants and/or the rights and preferences governing your preferred stock before making any decision with respect to the tender offer.

If you require additional information concerning procedures to exercise warrants or convert preferred stock, or concerning the terms and conditions of the tender offer, please call MacKenzie Partners, Inc., the Information Agent for the tender offer, toll free at (800) 322-2885 or call collect at (212) 929-5500.

Sincerely,

Burke F. Norton
Executive Vice President,
General Counsel & Secretary